\                                   EXHIBIT (a)

                                  Press Release

                [American Real Estate Partners, L.P. Letterhead]

Contact:    John P. Saldarelli
            Secretary and Treasurer
            914-242-7000

                              FOR IMMEDIATE RELEASE


                       AMERICAN REAL ESTATE PARTNERS, L.P.
              ANNOUNCES FILING OF TENDER OFFER DISCLOSURE DOCUMENT


MT. KISCO, NEW YORK - December 4, 1998 - American Real Estate Partners, L.P. (the "Company") (NYSE:ACP) announced today that it has filed with the Securities and Exchange Commission a Schedule 14D-9 to report that the Company is unable at this time, for the reasons stated below, to take a position with respect to a tender offer by Leyton LLC (the "Purchaser"), a Delaware LLC and an affiliate of Carl C. Icahn ("Icahn"), to purchase up to 10,000,000 of the outstanding Depositary Units representing limited partner interests in the Company at a price of $10.50 per Depositary Unit (the "Offer"). Unitholders and other interested parties may obtain a copy of the Schedule 14D-9 directly from the Company or from the web site of the Securities and Exchange Commission at http://www.sec.gov.

     The Audit Committee of the Board of Directors of American Property Investors, Inc. ("API"), a Delaware corporation and the General Partner of the Company, has been appointed by the Board to consider the Offer on behalf of the Company. The Audit Committee, with the advice of its financial and legal advisors, expects to be able to cause the Company to publish or otherwise inform the Unitholders no later than December 11, 1998 of its determination whether (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) it is unable to take a position with respect to the Offer.

      Background.

      The Board of Directors of API authorized and directed the Audit Committee (whose members are Alfred D. Kingsley, William A. Leidesdorf and Jack G. Wasserman, the three independent members of the Board) to review the Offer and to make a determination as to how the Company should fulfill its obligations with respect to the Offer, including without limitation, its obligations to prepare, file with the Securities and Exchange Commission and publish a Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended, disclosing the Company's position with respect to the Offer.

     Following the announcement by the Purchaser that the Offer was being contemplated, the Audit Committee retained Stroock & Stroock & Lavan LLP to act as its independent legal advisor. Thereafter, the Audit Committee retained Houlihan Lokey Howard & Zukin ("Houlihan Lokey") to act as its financial advisor for limited purposes. The Audit Committee requested that Houlihan Lokey provide the following analyses: (i) a critique of the methodology of the liquidation analysis presented by the Purchaser in the Schedule 14D-1 and the Offer to Purchase delivered to the Unitholders; and (ii) information with respect to the current trading activity and market for the Depositary Units which are subject to the Offer and the implications that the Offer would likely have on Depositary Units that remain publicly traded after the completion of the Offer if it were successful. The Audit Committee also requested that Houlihan Lokey consider whether the market repsonse to the decision to buy or to sell interests in Arvida/JMB Partners, L.P. ("Arvida") (the "Arvida Transaction," as more fully described below) was material to an analysis of the Offer and, if so, the factors Houlihan Lokey considered important for the Audit Committee to take into account.

      The "Arvida Transaction" that Houlihan Lokey was asked to consider for the purposes described above refers to the following: On November 6, 1998, Raleigh Capital Associates, L.P. ("Raleigh") and The St. Joe Company entered into a Buy/Sell Agreement (the "Buy/Sell Agreement") with respect to Arvida.
The Company indirectly owns 70% of Raleigh and Icahn indirectly owns the balance. Pursuant to the Buy/Sell Agreement, on or before December 10, 1998, Raleigh must make a determination whether to purchase the general partner interest in Arvida and make a tender offer for the approximately 297,000 outstanding units of Partnership interest of Arvida ("Arvida Units") that it does not own, at a price per unit of $430, or to sell to The St. Joe Company all of its approximately 107,000 Arvida Units at a price per unit of $430. If Raleigh were to decide to buy, the cost to the Company could reach approximately $107 million. If Raleigh were to decide to sell, the proceeds to the Company would be approximately $32 million. The Company has guaranteed Raleigh's obligations under the Buy/Sell Agreement.

      The Audit Committee believes that in order to take an informed position with respect to the Offer, it should take into account, among other things, the information and analyses that Houlihan Lokey will provide, including (i) the liquidation analysis critique, (ii) the market and trading analysis, and (iii) the analysis of the market response, if any, to the Arvida Transaction decision (as to which, a decision is required to be made on or before December 10, 1998). It believes that it also should take into consideration, among other things, the following: (A) the Purchaser's statement in the Offer to Purchase to the effect that the Offer is conditioned (although the Purchaser reserves the right to waive such condition) on the Offer not resulting in the Depositary Units being held of record by less than 300 persons and not resulting in a delisting of the Depositary Units from the New York Stock Exchange, where they should continue to trade; (B) the Purchaser's statement in the Offer to Purchase that, except to the extent disclosed in the Offer to Purchase, the Purchaser does not have any present plans or proposals which relate to or would result in (but reserves the right to engage in transactions that may relate to or result in) an extraordinary transaction, such as a merger, any changes in composition of the Company's senior management or personnel or their compensation; any changes in the Company's present capitalization or dividend policy; or any other material changes in the Company's corporate structure or business; (C) the fact that the Offer will not result in a change in control of the Company; and (D) the Offer requires no approval of the Board of Directors of API under the Company's Amended and Restated Partnership Agreement or otherwise.

NO SOLICITATION OR RECOMMENDATION RESPECTING THE OFFER IS INTENDED OR MADE
HEREBY.

American Real Estate Partners, L.P. is a master limited partnership primarily engaged in acquiring and managing real estate investments with a primary focus on office, retail, industrial, hotel and residential properties.